SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

National Research Corporation
__________________________________________________________________________________
(Name of Issuer)

Common Stock, $.001 par value
__________________________________________________________________________________
(Title of Class of Securities)

637372202
__________________________________________________________________________________
(CUSIP Number)

Thomas Richardson
Arnold & Porter Kaye Scholer LLP
601 Massachusetts Ave., NW
Washington, D.C. 20001-3743
202-942-5171
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2021
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas Richardson, as the Trustee of Common Property Trust and as Manager of Common Property Trust LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,772,522
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,772,522
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,772,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.8%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)
The percentage indicated is based upon 25,420,408 shares of common stock outstanding as of February 26, 2021, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2021.

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Common Property Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,772,522
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,772,522
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,772,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)
The percentage indicated is based upon 25,420,408 shares of common stock outstanding as of February 26, 2021, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2021.

CUSIP NO.:  637372202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Common Property Trust LLC (85-3188822)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,772,522
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,772,522
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,772,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 18.8%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)
The percentage indicated is based upon 25,420,408 shares of common stock outstanding as of February 26, 2021, as reported in the Issuer's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 5, 2021.

CUSIP NO.:  637372202

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to shares of the Common Stock, par value $.001 per share (the “Common Stock”), of National Research Corporation, a Wisconsin corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1245 “Q” Street, Lincoln, Nebraska 68508.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by the parties identified below.

(i)	Thomas Richardson, as Trustee of Common Property Trust and as Manager of Common Property Trust LLC (the “Trustee”);

(ii)	Common Property Trust (the ”Trust”); and

(iii)	Common Property Trust LLC (“CPT LLC”). All of the equity interests of CPT LLC are owned by the Trust.

Each of the foregoing is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.”  Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1.

(b)
The principal business address of the Trustee is 601 Massachusetts Ave., NW Washington, D.C. 20001. The principal business address of the Trust and CPT LLC is 4535 Normal Blvd., Suite 195, Lincoln, NE 68506.

(c)	The principal occupation of the Trustee is attorney.

(d)           None of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           The Trustee is a citizen of the United States of America. The Trust is governed by the laws of the state of Delaware. CPT LLC is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 11, 2021, CPT LLC acquired 4,751,522 shares of Common Stock (the “Purchased Shares”) in a private purchase under the terms of that certain Purchase Agreement, dated March 11, 2021, by and between Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust Under Agreement dated October 24, 2018, and CPT LLC, a copy of which is attached hereto as Exhibit 99.2. The consideration for the Purchased Shares was the issuance and delivery by CPT LLC of a promissory note in the amount of $242,327,622, a copy of which is attached hereto as Exhibit 99.3.

Item 4.	Purpose of Transaction.

The purpose of the transaction described under Item 3 was to further the estate planning objectives of the family of Mike Hays, the Issuer’s Chief Executive Officer and founder.  The shares are held by the Reporting Persons for investment purposes.  In pursuing such investment purposes, the Reporting Persons may further purchase, hold, trade, dispose, pledge, or otherwise deal in the Issuer's Common Stock at times, and in such manner, as they deem advisable to address their own goals as well as in response to actual or potential changes in the market prices of such Common Stock, changes in the Issuer's operations, business strategy, or prospects, or from a sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons, and other investment considerations.  Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the trustees of the various trusts that hold or may benefit from the Common Stock, management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer (which information exchange may be pursuant to appropriate confidentiality or similar agreements), proposing changes in the Issuer's operations, governance, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons note that liquidity and diversification are two goals of the trustees of certain of the trusts that hold or benefit from the Common Stock.  The Reporting Persons may attempt to address those goals over an indeterminate time period, and these goals may be accomplished, among other ways, through receipt of dividends if dividends are declared and paid by the Issuer, through dispositions of the Common Stock in public market or privately negotiated transactions (including transactions with the Issuer), through merger or other control transactions, or otherwise. The foregoing notwithstanding, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock, or dispose of all the Common Stock beneficially owned by them.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.  The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the Common Stock of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) Set forth below is the aggregate number and percentage of outstanding shares of Common Stock owned beneficially by each Reporting Person named in Item 2 (based on 25,420,408 shares of Common Stock outstanding as of February 26, 2021):

Name	Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
Trustee, the Trust, and CPT LLC	Common Stock –4,772,522	18.8%

CPT LLC directly owns 4,772,522 shares of Common Stock and has sole voting and dispositive power over such shares.  The Trust owns all of the equity interests of CPT LLC.  The Trustee is the trustee of the Trust and is the manager of CPT LLC.  Accordingly, the Trustee and the Trust may be deemed to have sole voting and dispositive power with regard to the shares of Common Stock held by CPT LLC and the Trustee may be deemed to have sole voting and dispositive power with regard to shares of Common Stock held by the Trust.

(b) The Trustee has sole voting and dispositive power of the Common Stock beneficially owned by the Trust and CPT LLC for reasons described in Item 5(a).

(c) The following transactions in the Common Stock have occurred during the past 60 days by the Reporting Persons:

Name	Trade Date	Number of Shares Acquired	Price Per Share	Where and How Transaction was Effected
Trustee, the Trust, and CPT LLC	3/11/2021	4,751,522	$51.00	Private purchase

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in Item 3 above, the Purchased Shares were acquired in a private purchase under the terms of that certain Purchase Agreement, dated March 11, 2021, by and between Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust Under Agreement dated October 24, 2018, and CPT LLC, a copy of which is attached hereto as Exhibit 99.2, and were paid for by the issuance and delivery of a promissory note, a copy of which is attached hereto as Exhibit 99.3.  The promissory note is guaranteed by Amandla LLC, a Delaware limited liability company, pursuant to that certain guaranty dated March 11, 2021, which is attached hereto as Exhibit 99.4.

Pursuant to the Trust, the Trustee has exclusive management authority and responsibility for the shares of Common Stock of the Issuer held by the Trust.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated March 18, 2021, by and among Common Property Trust, Common Property Trust LLC, and Thomas Richardson as Trustee of Common Property Trust and Manager of Common Property Trust LLC.

Exhibit 99.2
Purchase Agreement, dated March 11, 2021, by and between Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust Under Agreement dated October 24, 2018, and Common Property Trust LLC, a Delaware limited liability company.

Exhibit 99.3	Promissory Note issued by Common Property Trust LLC, in favor of Bessemer Trust Company of Delaware, N.A., as Trustee of the K/I/E Trust under agreement dated October 24, 2018.
Exhibit 99.4	Guaranty of Amandla LLC, dated March 11, 2021.
Exhibit 99.5	Power of Attorney of Common Property Trust and Thomas Richardson as Trustee of Common Property Trust
Exhibit 99.6	Power of Attorney of Common Property Trust LLC and Thomas Richardson as Manager of Common Property Trust LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Thomas Richardson, as Trustee of the Common Property Trust

/s/ Thomas Richardson, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney filed herewith

COMMON PROPERTY TRUST, by Thomas Richardson, as Trustee

/s/ Thomas Richardson, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Thomas Richardson, as Manager of Common Property Trust LLC

/s/ Thomas Richardson, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney filed herewith

COMMON PROPERTY TRUST LLC, by Thomas Richardson, as Trustee

/s/ Thomas Richardson, by Christopher Kortum, attorney-in-fact, pursuant to a Power of Attorney filed herewith

Dated: March 22, 2021